October 10, 2008

Via U.S. Mail and Facsimile (202-772-9218)

Brian R. Cascio

Accounting Branch Chief

Division of Corporation Finance

Untied Stated Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street N.W.

Washington, D.C.  20549-0306

RE:

Current Technology Corporation

Form 20-F for the Fiscal Year Ended December 31, 2007

Filed July 11, 2008

File No.  000-19846

Dear Mr. Cascio:

We have reviewed your letter dated September 26, 2008, which was in response to our August 22, 2008 correspondence.  The narrative below is our response to your comments.

Form 20-F for the fiscal year ended December 31, 2007

Results of Operations, page 26

1.

Comment:

We refer to your response to comment 1 in our letter dated July 30, 2008.  Your response stated that you would add an additional paragraph to discuss the variances in the amendment to the Form 20-F.  Please tell us where you have provided these disclosures in your amended Form 20-F.

Response:

Please refer to page 5 of the Form 20-F/A-2 filed on September 30, 2008.

Item 8.  Financial Statements and Supplementary Data, page 31

2.

Comment:

We refer to your response to comment 3 in our letter dated July 30, 2008.  Your response stated that you would make corrections to the balance sheet in your amended Form 20-F.  Please tell us where you have made these corrections.

Brian R. Cascio

Untied Stated Securities and Exchange Commission

October 10, 2008

Response:

Please refer to the Form 20-F/A-2 filed on September 30, 2008. The revised Financial Statements have the changes made to the Balance Sheet as well as the Statement of Operations.

Consolidated Statement of Operations

3.

Comment:

We refer to your response to comment 4 in our letter dated July 30, 2008.  Your response stated that you would make corrections to the Statement of Operations in your amended Form 20-F.  Please tell us where you have made these corrections.

Response:

Please refer to the Form 20-F/A-2 filed on September 30, 2008. The revised Financial Statements have the changes made to the Balance Sheet as well as the Statement of Operations.

Consolidated Statements of Cash Flows

4.

Comments:

Tell us how your statements of cash flows comply with SFAS 95.  Specifically, tell us why it is appropriate to include translation adjustments that are part of accumulated other comprehensive income, a non-cash item, in your statement of cash flows.  Please refer to paragraph 25 of SFAS 95 for guidance on preparing foreign currency cash flows.  Please note, the only reconciliation made is for the effect of exchange rate changes on cash balances held in foreign currencies, not for translation.  Please also refer to paragraph 140, 144 and 146 of SFAS 95 and tell us how your statements of cash flows are in compliance.

Response:

Denner convertible promissory note has a balance of $1,024,559 as at December 31, 2006 and the exchange rate was 1.1654. At December 31, 2007 the exchange rate was 0.9913 which translate to a gain of $178,376 on the debt.

The yearend December 31, 2007 exchange rate was almost at par, therefore any net realizable gain or loss on foreign currencies was minimal.  However, as stated above, the debt held through the convertible promissory note represent a significant unrealizable gain on foreign currencies as the Company functional currency at yearend was still in Canadian dollars while the reporting currency was switched to United States dollars.

Please refer to the revised cash flow statement below:

Brian R. Cascio

Untied Stated Securities and Exchange Commission

October 10, 2008

	Years Ended December 31
	2007	2006	2005
Operating Activities:
Net Loss	$(1,548,152)	$(1,424,636)	$(1,624,448)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities-
Amortization	-	20,643	91,544
Accretion interest of fair value of warrants	150,164	110,849	291,914
Consulting	-	52,461	-
Interest expense	103,851	95,778	75,207
Financing cost	-	40,685	-
Marketing expenses	65,123
Write-down of assets	-	34,182	-
Write-down of inventory	8,750	-	-
Bad debt expense	9,459	-	-
Stock based compensation	420,856	216,502	94,375
Shares issued for services provided	50,800	136,899	134,591
Interest on promissory note	-	-	27,280
Foreign exchange (gain) loss	(185,936)	8,486	(45,247)
(Increase) Decrease in accounts receivable	(37,746)		93,466
(Increase) Decrease in inventory	30,728	(45,971)	(1,915)
(Increase) Decrease in deferred financing cost	-	-	(40,685)
(Increase) Decrease in prepaid expenses	71,019	37,347	(24,590)
(Increase) Decrease in subscription receivable	(49,412)	-	-
Increase (Decrease) in accounts payable	(112,130)	248,075	106,197
Increase (Decrease) in unearned revenue	(20,219)	(70,029)	(167,802)
Net cash used in operating activities	(1,042,845)	(538,118)	(990,113)
Cash flows from investing activities
Acquisition of equipment	-	(1,633)	(39,053)
Cash flows from financing activities:
Advances of convertible promissory note	-	-	-
Repayment of convertible promissory note	-	-	76,456
Advances of promissory note	-	-	110,000
Repayment of promissory note	-	(121,354)	-
Issuance of new shares	1,031,258	329,726	676,544
Subscription liabilities	-	84,140	287,500
Net cash provided by financing activities	1,031,258	292,512	1,150,500
Net Increase (Decrease) in Cash and Equivalents	(11,587)	(247,239)	121,334
Cash and Equivalents, beginning	45,085	292,324	170,990
Cash and Equivalents, ending	$33,498	$45,085	$292,324

Supplemental Disclosure of Cash Flow Information:
Additional Information-
Non-cash Transactions-
Interest paid	-	2,033	-
Expense recovery	(7,568)

Brian R. Cascio

Untied Stated Securities and Exchange Commission

October 10, 2008

Note 5.h) Investment in Joint Venture

5.

Comments:

Tell us and revise your future filings to disclose the vesting terms and how you will be recognizing the warrants issued to TRSC in your financial statements.

Response:

The warrants vest in increments of 500,000 based on the Company’s portion of profit derived from the sale of Spy-N-TellTM units.  The Company must earn $11,500,000 from the joint venture in order for the 5 million warrants to be fully vested. To date, the Spy-N-Tell venture with TRSC has not yielded any profit and therefore none of the warrants have been vested. In future filings the Company will disclose the vesting terms of the warrants and if applicable describe how the vesting terms will be recognized in the financial statements

Note 5.J) Convertible Promissory Note with Detachable Warrants

Note 6. Convertible Promissory Note with Detachable Warrants

6.

Comment:

We refer to your response to comment 9 in our letter dated July 30, 2008.  Your response stated that you would disclose the assumptions used in calculating the fair value of warrants in your amended Form 20-F.  Please tell us where your amended Form 20-F includes these revisions.

Response:

Please refer to page 9 of the Form 20-F/A-2 filed on September 30, 2008.

7.

Comment:

In addition, tell us how you concluded that an extinguishment of debt did not occur.  Please discuss the change in cash flows, if any, and the factors outlined in E1TF 96-19.

Response:

As outlined in EITF 96-19, an exchange between an existing borrower and lender of debt instruments with substantially different terms should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.  Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

To meet the extinguishments condition, EITF 96-19 requires one of more of the three following conditions to be met:

a)

the discounted present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under

Brian R. Cascio

Untied Stated Securities and Exchange Commission

October 10, 2008

the terms of the original instrument.

b)

A modification or an exchange that affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange.

c)

 A modification or an exchange of debt instruments that adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

Company’s analysis is as follows:

Keith Denner is the financier of the debt before and after the modification.  The interest rate remains at 10 percent per annum.  The conversion rate remains at $0.10/ share. The terms are the same before and after the modification.  The only variable is the extension of the maturity date from January 9, 2008 to January 16, 2009.

The Company looked at the present value of the cash flows at September 2007 under the modified term and maturity date and compared it with the present value of the remaining cash flows under the original term.

The dollar difference between the present value of the remaining cash flows under the terms of the existing convertible promissory note and the present value of the cash flows under the terms of the modified convertible promissory note is less than $20,000.  This difference is less than 10% of the original financing liability and thus is treated as a modification to the original debt.

We hope we have adequately addressed your comments.  Please contact me if you need more information.

Sincerely,

/s/ Robert Kramer

Robert Kramer,

Chief Executive Officer